EXHIBIT 99.1

New Found Gold Announces Preliminary Economic Assessment for the Queensway Gold Project

•	Solid low-cost production profile from year one via a phased mine plan:
o	Phase 1: Low Initial capital cost of $155 million, builds average annual gold production of 69.3koz oz Au1 at an AISC[2] of US$1,282/oz Au in Years 1 to 4 planned to fund Phase 2.
o	Phase 2: Growth capital of $442 million, builds average annual gold production of 172.2koz Au at an AISC of US$1,090/oz Au in Years 5 to 9 paid back in less than one year.
•	Early revenue potential: Initial gold production targeted for 2027 pending regulatory approval.
•	Significant leverage to gold price: After-tax NPV5%[3] increases to $1.45 billion from $743 million and IRR[4] increases to 197% from 56.3% when gold price raised to US$3,300/oz Au from base case of US$2,500/oz Au.
•	Total production: 1.5 Moz Au over a 15-year LOM[5] at an average total cash cost of US$1,085/oz Au and an AISC of US$1,256/oz Au.
•	Exploration upside: Significant resource expansion potential, both near-MRE[6] and camp scale over 110 km7 strike extent.

All amounts in Canadian dollars unless stated otherwise.

Vancouver, BC, July 21, 2025 – New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results of a Preliminary Economic Assessment (the “PEA” or Study”) for the development of the AFZ Core on the Company’s 100% owned Queensway Gold Project (“Queensway” or the “Project”) located near the town of Gander, Newfoundland and Labrador, Canada. The Study is the first conceptual assessment of the potential economic viability of gold mineralization on the 175,450 hectare (‘ha”) Project.

The Company will hold a webcast to discuss the Queensway PEA results on Tuesday, July 22, 2025 at 10:00 a.m. Eastern Time, which will include a virtual presentation and a question-and-answer session with analysts and investors. Please see dial-in numbers and webcast link below.

1 koz Au/yr = thousand ounces of gold per year

2 AISC = All-in sustaining costs are the sum of treatment and refining charges, royalties, onsite operating costs, sustaining capital costs, and closure costs, divided by the quantity of ounces sold

3 NPV5% = net present value at a 5 percent discount rate

4 IRR = internal rate of return

5 LOM = life of mine

6 MRE = mineral resource estimate

7 km = kilometres

Keith Boyle, Chief Executive Officer, commented: "We are pleased to deliver the first economic study for Queensway, just months after announcing an initial mineral resource estimate for the Project. The PEA reinforces our conviction that Queensway can become a low-cost, high-margin, cashflow generating mine. This is a significant step in achieving our goal of building and operating a gold mine in central Newfoundland.

Since day one, the objective of the new management team at New Found Gold has been to advance Queensway to cash flow. The PEA outlines a phased approach with an initial small high-grade open pit mine with toll milling, followed by the construction of a larger on-site operation, which will include both open pit and underground mining. A phased project design provides for early gold revenue generation, processing of the highest-grade mineralized material at the start of the operation and in-pit tailings deposition. This unique combination of design elements allows for low initial capital investment, a rapid payback of that initial investment, using cashflow to grow the operation thereby providing for a superior rate of return, and minimizing dilution to shareholders.”

“The infill, definition and exploration drilling, completion of the environmental baseline work, trade-off and further engineering studies will allow for rapid advancement of the phased Project.” continued Mr. Boyle.

The PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Table 1: Queensway PEA Summary

Production[1]	Value	Units
LOM	15	years
Total Mill Feed	27,373	ktonnes
Phase 1: Off-Site Toll Mill	1,150	ktonnes
Phase 2 and 3: On-Site Mill	26,223	ktonnes
Average Head Grade	1.85	g/t Au
Phase 1: Off-Site Toll Mill (Years 1-5)	9.64	g/t Au
Phase 2: On-Site Mill (Years 5-9)	2.22	g/t Au
Cut-off Grade (OP)	0.3	g/t Au
Cut-off Grade (UG)	2.68	g/t Au
Average Gold Recovery	91.9%
Contained Gold	1,626	koz
Recovered Gold	1,494	koz
Average Annual Gold Production (Years 1-4)	69.3	koz/yr
Average Annual Gold Production (Years 5-9)	172.2	koz/yr
Average Production Mining Rate – Phase 1	700	tpd
Average Production Mining Rate – Phases 2 and 3	7,000	tpd
Strip Ratio	6.0	-

Capital Costs[1]
Initial Capital (Phase 1)	154.8	$M
Growth Capital (Phase 2 and 3)	584.9	$M
Sustaining Capital	325.4	$M
Reclamation and Closure Capital	30.0	$M
Total Capital Costs	1,095.1	$M
Total Operating Costs[1,2]	1,977	$M
Royalty NSR	0.40%
Total Cash Cost	1,085	US$/oz Au
AISC (LOM)[3]	1,256	US$/oz Au
AISC (Years 1-4)[3]	1,282	US$/oz Au
AISC (Years 5-9)[3]	1,090	US$/oz Au
Financial Summary
Gold Price (Base Case)	2,500	US$/oz Au
Exchange Rate	1.43	C$/US$
After-Tax NPV5%	743	$M
After-Tax IRR	56.3%
After-Tax Payback	<2	years
Mine Net Revenue	4,924	$M
EBITDA	2,947	$M
EBITDA Margin	59.8%

Notes:

1 Denotes a “specified financial measure” within the meaning of National Instrument 52-112 – non-GAAP and Other Financial Measures Disclosure. See note on “Non-IFRS Financial Measures”.

2 Total operating costs refer to onsite charges that cover open pit mining, underground mining, third party processing and material handling, onsite processing, and onsite general and administrative costs.

3 AISC is calculated as the sum of treatment and refining charges, royalties, onsite operating costs, sustaining capital costs, and closure costs, divided by the quantity of ounces sold.

PEA Overview

Queensway is planned as a primary conventional open pit (“OP”) mine complemented by a high-grade underground (“UG”), mechanized cut and fill mine, with early off-site toll milling transitioning to on-site treatment of the mined material. Material will be processed through a conventional circuit consisting of comminution, gravity concentration, flotation of a sulphide concentrate for off-site treatment, and cyanide leach and adsorption via carbon-in-leach ("CIL") of the flotation tailings, carbon elution and gold recovery circuits. The two products to be produced are doré on site, plus a gold-bearing, sulphide concentrate sold for treatment at an off-site facility.

The PEA envisions a 15-year LOM producing 1.5 million ounces (“Moz”) recoverable gold and is planned to be developed in three distinct phases (Figure 1). Phasing of the Project allows for lower upfront capital requirements, early revenue generation, funding of subsequent phases, processing highest grade first, and best-in-class in-pit tailings deposition.

Phase 1 (Years 1-4): OP Mine with Off-Site Toll Milling

Phase 1 involves preparing the Queensway site and installing the infrastructure for a small OP mine. High-grade material will be crushed and transported to an off-site toll mill located in Newfoundland, at a rate of 700 tonnes per day (“tpd”) for the first five years of the operation. Lower grade material will be stockpiled on-site for future processing once the on-site processing plant is in operation. Phase 1 has an initial capital cost of $155 million, average annual gold production of 69.3 koz Au and AISC of US$1,282/oz measured over Year 1 to Year 4.

Phase 2 (Years 5-15): OP Mine with Construction and Operation of On-Site Processing Plant and In-Pit Tailings Deposition

Phase 2 involves the construction of the on-site 7,000 tpd processing plant. Construction of the plant is scheduled to start in Year 3, with completion in Year 4. Processing of the material will commence in Year 5 of the operation, for a planned total of nine years, followed by two years of reclaiming low grade stockpiles. The stockpiles created during Phase 1 and the UG high-grade material in Phase 3 will allow for grade sequencing, thereby prioritizing higher grade mined material during the initial years of processing to optimize the project economics. The mining rate and sequence for the OP will allow for in-pit tailings deposition for the life of the operation. Phase 2 has average annual gold production of 129.0 koz and AISC of US$1,206/oz (measured from Year 5 to Year 13), including average annual production of 172.2 koz and AISC of US$1,090/oz during the first five years of operation (project Year 5 to Year 9).

Phase 3 (Years 6-10): UG Mine Development and Operation

Construction of the UG mine is scheduled to commence in Year 5. The UG mine is planned as a high-grade cut-and-fill operation from Year 6 to Year 10 at a nominal production rate of 700 tpd. The UG mine will consist of a series of five separate ramp systems to access the stopes and mine the mineralized material in a traditional mechanized cut-and-fill method with 3 metre (“m”) x 3 m heading size. The mineralized material will be hauled to surface using 20 tonne trucks.

Optimized Project Economics Through a Phased Mine Plan

The phased mine plan is possible because of the high-grade core of the deposit and is intended to minimize both initial capital and shareholder dilution with the first phase funding future expansions. This is accomplished through grade sequencing that is, the stockpiles created during Phase 1 and UG high-grade ores in Phase 3 will allow prioritizing higher grade mined material during the initial years of on-site processing to optimize project economics. The lowest grades will be processed starting in Year 13 through to the end of processing in Year 15 after the mining has been completed. Processing the higher grades first will generate higher cash flow in the earlier years.

Queensway PEA and Technical Report

The Queensway PEA was prepared using the Company’s initial mineral resource estimate with an effective date as at March 15, 2025 (the "MRE"). The PEA, with an effective date as at June 30, 2025 was prepared by SLR Consulting (Canada) Ltd. (“SLR”) in accordance with the 2019 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards and Canadian National Instrument 43-101 (“NI 43-101”). SLR is independent of New Found Gold. A technical report prepared in accordance with the requirements of NI 43-101 compliant technical report (the "Technical Report") will be filed on the Company's website and under its SEDAR+ profile within 45 days of this news release.

Figure 1: Annual Gold Production by Phase and AISC

Property Description, Location, Access and On-Site Infrastructure

Queensway is located in the province of Newfoundland and Labrador, Canada, on the northeast portion of the island of Newfoundland. Queensway is located approximately 20 km west of the town of Gander and can be accessed via the Trans-Canada Highway (“TCH”), which passes through the Property. Access to the site is planned from the TCH located adjacent to the project site.

The Town of Gander, with a population of nearly 12,000, has many amenities that one would expect to find in a major city, including an international airport and most of the equipment and supplies required for industrial operations. Low-cost hydroelectric power is available from the provincial grid, which has three electricity transmission corridors that cross the Project.

Mineral Resource Estimate

Measured and Indicated Mineral Resources ("M&I") total 18.0 million tonnes ("Mt") at an average gold grade of 2.40 grams per tonne ("g/t Au") for 1.39 million contained ounces of gold. Inferred Mineral Resources total 10.7 Mt at an average grade of 1.77 g/t Au for 0.61 million ounces of gold. The Mineral Resource estimate has an effective date of March 15, 2025.

The OP Indicated Mineral Resources total 17.3 Mt grading 2.25 g/t Au containing 1.25 million ounces Au, and Inferred Mineral Resources total 9.0 Mt grading 1.24 g/t Au containing 0.36 million ounces Au.

The UG Indicated Mineral Resources total 0.8 Mt grading 5.76 g/t Au containing 0.14 million ounces Au, and Inferred Mineral Resources total 1.7 Mt grading 4.44 g/t Au containing 0.25 million ounces Au.

The resource database was closed on November 1, 2024 and contains 3,214 drill holes for a total of 723,387 m, for which 550,949 m have assay intervals. The Company is currently conducting a 70,000 m 2025 drill program and anticipates completing as required to advance future economic studies. An updated MRE is planned to be completed in the first quarter of 2026.

Table 2: Mineral Resource Estimate Summary (Effective Date March 15, 2025)

Zone	Category	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Open Pit	Indicated	17.3	2.25	1.25
	Inferred	9.0	1.24	0.36
Underground	Indicated	0.8	5.76	0.14
	Inferred	1.7	4.44	0.25
Total	Indicated	18.0	2.40	1.39
	Inferred	10.7	1.77	0.61

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce, and a US$/C$ exchange rate of US$1.00 = C$1.43.
3.	Open pit Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au and constrained by a preliminary optimized pit shell with a pit slope angle of 45°, and bench height of 5 m.
4.	RPEEE (as defined in the Company’s March 24, 2025 news release) for underground Mineral Resources was demonstrated by constraining within reporting panels generated at a cut-off grade of 1.65 g/t Au, with heights (H) of 10 m, lengths (L) of 5 m and minimum widths of 1.8 m.
5.	The optimized pit shell, underground reporting shapes, and cut-off grades were generated by assuming metallurgical recovery of 90%, standard treatment and refining charges, mining costs of C$5.0/t moved for open pit and C$120/t processed for underground, processing costs of C$20/t processed, and general and administrative costs of C$7.5/t processed.
6.	Bulk density within the vein and halo mineralization domains is 2.7 t/m³.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Numbers may not add due to rounding.
9.	See the New Found Gold news release dated March 24, 2025 for additional information.

The Qualified Person (“QP”) is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

No Mineral Reserves are defined for the Property.

The overall conversion of Mineral Resources to the PEA mine plan was 92% and 74% for the indicated and inferred categories respectively. Only the AFZ Core was considered for the PEA. A lower conversion of the UG Inferred category is mainly attributed to changes in the cutoff grade between the MRE and PEA. The MRE considered underground mining with the longhole open stoping method, while the PEA assumed the comparatively higher cost cut and fill method.

Mining

The mine plan is based on conventional OP truck and shovel methods with a complementary high-grade UG cut and fill mine. The OP operation will consist of 17 pits. The three main pits, Iceberg, Keats and Keats West, are sequenced early in the mine life and will subsequently serve as the in-pit tailings deposition facilities. A total of 26.3 Mt of mineralized material will be mined from the pits at an average diluted gold grade of 1.65 g/t Au and an overall strip ratio of 6:1. The OP optimization was completed with a 5 m x 5 m x 5 m block model. The OP operation is planned to be an owner-operated mining fleet, using smaller equipment to minimize dilution and maximize selectivity. The equipment fleet will consist of 70 tonne-class haulage trucks and 10 m3 shovels. The mining sequence and rate have been optimized to prioritize higher grades first by ensuring the highest grades for the 700 tpd Phase 1 operation and moving into Phase 2 at 7,000 tonnes per day and having an open pit available for in-pit tailings deposition starting in Year 5 (Figure 2).

The UG operation will take place in five zones, accessible from five surface portals collared from the smaller open pits. The primary mining method will be mechanized cut and fill mining method. A 3 m x 3 m stope size was selected to minimize dilution while maximizing selectivity. The backfill method will be a combination of rock fill and cemented rockfill. A total of 1.1 Mt of mineralized material will be mined at an average diluted gold grade of 6.67 g/t Au over a 5-year period, with a nominal production rate of 700 tpd. Initial capital development is planned for one year, followed by ongoing capital development over three additional years. It is envisaged that capital development will be executed using contractors, while production mining will be accomplished by owner operators.

The infill drilling currently being conducted is targeting the inferred material to upgrade to indicated.

Figure 2: Annual Mining Schedule of Mineralized Material and Grade Profile.

Processing and Recovery

Phase 1 – Toll Milling

The PEA envisions toll milling a total of 1.2 Mt in Year 1 to Year 5 at an average diluted grade of 9.64 g/t Au at an offsite location some 300 km from the Queensway site. High grade material will be crushed at the Queensway site and transported for processing at the toll mill. Plant modifications of the toll mill have been accounted for in the PEA capital estimate to convert the existing grinding and carbon in pulp (“CIP”) leach plant to a grind - gravity concentration - carbon in leach (“CIL”) plant, with an estimated recovery of 92%. A gravity concentration circuit and additional leach tanks will be added to the toll mill flowsheet to achieve a 700 tpd capacity and the estimated 92% recovery. Sufficient tailings storage is available at the toll mill site for the proposed Phase 1 tonnage. The metallurgical test work completed to date supports the recovery assumptions for the high-grade feed that will be processed at this site.

Phase 2 – On-Site Processing and In-Pit Tailings Deposition

An on-site 7,000 tpd process plant will be constructed that will comprise comminution, gravity concentration, sulphide flotation, cyanide leaching and carbon adsorption via CIL, carbon elution and gold recovery circuits. CIL tailings will be treated in a cyanide destruction circuit and pumped to the in-pit tailings storage facility. The mill will operate for 10.5 years, from Year 5 to Year 15.

Select key design criteria include crushing plant utilization of 75%; grinding, gravity, CIL, gold recovery and tailings handling circuit utilization of 92% through the use of standby equipment in critical areas, in-line crushed material stockpile, and reliable power supply; the comminution circuit will produce a primary grind size of (P80) 80% passing 75 µm; and CIL residence time of 36 hours to achieve optimal gold extraction.

Test Work

NFG has completed two phases of metallurgical test work, and a third phase is in progress. Phase 1 of the test work evaluated three mineralized zones, Keats, Golden Joint, and Lotto, and phase 2 studied mineralization from the Iceberg and Iceberg East zones. The phase 3 test work currently underway is examining mineralized material from Keats West. Test work samples characterized each zone by combining intervals of mineralized core from different vein and structural intercepts to create numerous variability composites. Master composites for each zone were created by combining portions of the variability composites from each respective zone. Exploratory test work was completed on the master composites and included comminution testing, mineralogical analysis, gravity recovery testing, cyanide leaching (direct and CIL), and preg-robbing testing. Based on results of the exploratory testing, the variability composites were tested using a gravity-CIL base-case flowsheet at three different grind sizes. Additional exploratory test work investigated the rejection of carbon via flotation, and sulphide flotation for the recovery of gold associated with sulphides. The test work indicated that the majority of gold not recovered in gravity concentration could be recovered by flotation.

Based on metallurgical test work completed to date, the PEA assumes an overall recovery of 92%, with 48% of the gold reporting to doré, and 44% of the gold reporting to concentrate. Gold reporting to doré will be recovered by gravity concentration, as well as CIL of the flotation tailings. Sulphide concentrate will be produced from gravity concentration tailings and will be sold to a concentrate processor. The PEA assumes maximum gold payability in concentrate of 97.5% subject to a minimum 2 g/t Au deduction, C$120/ wet metric tonne (“wmt”) transportation costs, US$200/ dry metric tonne (“dmt”) for treatment costs, refining charges of US$8.00/oz, and an allowance for penalties of US$10/dmt.

On-Site Infrastructure

Plant site activities, including the process plant, crushing and stockpile management facility, UG mine, OP mine, and balance of plant infrastructure, will require an average of 15 to 20 megawatts ("MW") at full operation. The plant's full power consumption was benchmarked against similar projects, with OP mining and UG mining adjusted for processing throughputs.

Access to the site will be from the Trans-Canada Highway located adjacent to the project site. Power to the site will be provided from the existing transmission grid, which is proposed to be realigned to the north of the mine area prior to mining.

Environmental and Permitting

The Company has completed comprehensive environmental baseline studies for Queensway, thereby laying a strong foundation for the Project's future development. These studies have been instrumental in identifying and understanding the environmental context of the Project area. To date, no significant environmental obstacles have been identified, which highlights the potential for responsible and sustainable advancement of the Project. Given the site's proximity to a nearby town (Town of Appleton) and an important Newfoundland and Labrador salmon river, effective water management has been identified as a critical priority for operational planning. The Company has proactively addressed this challenge by conducting thorough baseline studies, equipping the Company with the necessary insights and strategies to manage water on-site effectively during the construction, operation and decommissioning phases of the Project. Moreover, to further mitigate potential environmental impacts, New Found Gold is planning to implement in-pit tailings management, a well-regarded approach that reduces disturbance to surrounding ecosystems while providing efficient waste containment.

Recognizing the importance of community involvement and social responsibility, the Company has also commenced early and widespread social engagement efforts. To date, these initiatives have garnered positive feedback from stakeholders, reflecting an encouraging level of community support for the Project. Through its diligent and pro-active approach to the reduction of environmental impacts and meaningful stakeholder engagement, New Found Gold demonstrates a strong commitment to environmental stewardship and social responsibility. These efforts not only enhance the Project's sustainability but also facilitate the permitting process, ensuring that Queensway aligns with both regulatory requirements and community expectations.

Capital and Operating Costs

Queensway is planned to be built in three phases.

Phase 1 capital will support a 700 tpd mine with offsite toll milling. The OP mine equipment fleet is assumed to be a capitalized lease. The mining capital costs include all site clearing and road construction, waste dump, stockpile pads, water management, building and maintenance facilities. The on-site infrastructure includes the power installation, water supply and water treatment and temporary crushing facilities. The off-site infrastructure includes the modifications required at the off-site toll mill facility, the relocation of the main transmission lines that run through the Queensway property, and the access to the site from the Trans-Canada Highway.

Phase 2 capital is related to the 7,000 tpd on-site processing plant, the permanent crushing plant, and prepare the Iceberg OP for in-pit tailings deposition.

Phase 3 capital is related to the UG mine and includes initial capital development, mobile equipment and fixed plant equipment.

The sustaining capital costs include the ongoing capital development for the underground mine, fleet purchases and lease payments for the open pit equipment, and allowances for tailings infrastructure relocation.

Operating costs are developed from first principles based on recent precedent projects with similar mining methodologies and location (Tables 3 to 6). Refining and transporting costs are all inclusive of concentrate and doré costs, penalties and charges. Royalties assume 0.4% on the net smelter return.

Table 3: LOM Operating Cost and AISC

	Value	Units
LOM Operating Costs[1,2]
Mining (OP)	906,607	$ ‘000
Mining (UG)	188,525	$ ‘000
Off-Site Toll Milling	57,499	$ ‘000
Material Handling	86,248	$ ‘000
Processing	549,501	$ ‘000
G&A	188,746	$ ‘000
Total LOM Operating Costs	1,977,125	$ ‘000
Doré transport and refining charges	9.15	$/oz
Concentrate transport charges	120	$/wmt
Concentrate treatment charges	200	US$/dmt
Penalties	10	US$/dmt
Royalty NSR	0.40%
OP Mining Cost	4.91	$/t moved
UG Mining Cost	176	$/t
Off Site Processing & Transport cost	125	$/t
On-Site Processing cost	20.83	$/t
Total Cash Cost	1,085	US$/oz Au
AISC (LOM)[3]	1,256	US$/oz Au
AISC (Years 1-4)[3]	1,282	US$/oz Au
AISC (Years 5-9)[3]	1,090	US$/oz Au

Notes:

1 Denotes a “specified financial measure” within the meaning of National Instrument 52-112 – non-GAAP and Other Financial Measures Disclosure. See note on “Non-IFRS Financial Measures”.

2 Total operating costs refer to onsite charges that cover open pit mining, underground mining, third party processing and material handling, onsite processing, and onsite general and administrative costs.

3 AISC is calculated as the sum of treatment and refining charges, royalties, onsite operating costs, sustaining capital costs, and closure costs, divided by the quantity of ounces sold.

Table 4: Unit Operating Cost

Unit Operating Costs (LOM)[1,2]	Unit	Value
Mining	$/t proc	40.01
Processing	$/t proc	25.33
G&A	$/t proc	6.90
Total	$/t proc	72.23

Unit OP Mining Costs	$/t moved	4.91

Notes:

1 Denotes a “specified financial measure” within the meaning of National Instrument 52-112 – non-GAAP and Other Financial Measures Disclosure. See note on “Non-IFRS Financial Measures”.

2 Total operating costs refer to onsite charges that cover open pit mining, underground mining, third party processing and material handling, onsite processing, and onsite general and administrative costs.

Table 5: LOM Capital Cost

	Phase 1 $M	Phase 2 $M	Phase 3 $M	Sustaining Capital $M	Total $M
Mining	47,749		104,162	321,365	473,276
Onsite Processing		220,504			220,504
Onsite Infrastructure	15,680	23,520		4,000	43,200
Offsite Infrastructure	40,497				40,497
Indirects/Owner's Costs/EPCM	19,906	109,750	10,000		139,656
Contingency	30,958	88,444	28,540		147,942
Total[1]	154,790	442,218	142,702	325,365	1,065,075

Notes:

1 Denotes a “specified financial measure” within the meaning of National Instrument 52-112 – non-GAAP and Other Financial Measures Disclosure. See note on “Non-IFRS Financial Measures”.

Economic Analysis

At a base case consensus long-term gold price of US$2,500 and an exchange rate of 1.43 (C$/US$) the Project generates an after-tax NPV5% of $743 million and an IRR of 56.3%. Growth Capital of $442M for Phase 2 is spent in Year 2 to Year 4 and is paid back in Year 5, less than one year after Phase 2 is in operation. The after-tax NPV5% increases to $1.45 billion and the IRR increases to 197% when the gold price is raised to US$3,300 /oz Au.

After-Tax Cash Flow

Using the base case gold price of US$2,500, the average annual after-tax cash flow is $75.2 million and the cumulative LOM after-tax cash flow is estimated at $1,128 million (Table 6). The Phase 1 average annual after-tax operating cash flow is $117 million, demonstrating the ability to pay back the initial capital of $155 million in Year 2. The Company plans to reinvest the after-tax cash flow generated in Phase 1 to fund the Project growth capital needed in Phases 2 and 3, to be paid back in Year 5.

Table 6: Gold Price Sensitivity Analysis

Scenario		Downside Case	Base Case	Upside Case
Gold Price	USD/oz	$2,000	$2,500	$3,300
Foreign Exchange	CAD/USD	1.43	1.43	1.43

	0%	504	1,128	2,113
After Tax NPV $MM	5%	295	743	1,450
	8%	210	583	1,175
	10%	164	498	1,026
After-Tax IRR	%	24	56	197

Payback	Years	1	<2	<1
Phase 1 (Years 1-4)
Average Annual EBITDA	$M	95	145	224
Avg Annual After-tax Op Cash Flow	$M	86	117	166
Phase 2 (Years 5-9)
Average Annual EBITDA	$M	263	382	573
Avg Annual After-tax Op Cash Flow	$M	212	283	395
LOM (Years 1-15)
LOM EBITDA	$M	1,909	2,947	4,606
LOM After-Tax Operating Cash Flow	$M	1,600	2,223	3,208

Note: Average annual figures represent a 15-year LOM.

Figure 3: After-Tax Free Cash Flow (Base Case)

Next Steps

As Queensway moves towards cashflow as soon as possible, the following activities are being completed:

Geological work including a planned 70,000 m drill campaign consisting of:

•	Infill drilling of the Mineral Resource to upgrade and add to the initial MRE.
•	Definition drilling of the high-grade areas where initial mining is to take place at a very tight 5 m centre drilling to permit appropriate statistical analysis of a high-grade gold deposit.
•	Channel sampling of Iceberg zone and excavation and channel sampling of Lotto zone.
•	Exploration of regional targets looking for the next major deposit.

Engineering studies and data collection programs to support the project development schedule include:

•	Ongoing metallurgical testing programs, with additional work to further refine the flowsheet for the next phase of studies.
•	Geo-metallurgical modelling of the refractory gold distribution to be incorporated into future block models.
•	Condemnation drilling for siting of plant infrastructure, geotechnical and hydrogeological data collection programs.
•	Trade-off and optimization studies with more detailed engineering to support a rapid, small mine development.

Environmental studies and data collection programs to support the project development schedule include:

•	Complete the baseline studies based on the mine design and layout.
•	Preparation of project description and submission of EA.
•	Continued engagement with communities and government.

The potential timeline for the project with key milestones includes:

•	Submission of an Environmental Assessment in H1/26.
•	An updated MRE and technical report to support Phase 1 by Q2/26 with detailed engineering starting thereafter.
•	Subject to project financing, long lead time equipment would be procured and early works program initiated in 2026.
•	Phase 1 construction is planned to commence in 2027 with first production in Q3/27.

PEA Conference Call and Webcast

In connection with this news release, the Company's senior management team will host a conference call on Tuesday, July 22, 2025 at 10:00 am ET to discuss the PEA results. Participants may join the conference call via webcast or through the following dial-in numbers:

Toronto and International:	647-932-3411
Toll free (Canada and the U.S.):	800-715-9871
Webcast:	https://app.webinar.net/GZLwWaVRnz5

A replay of the call/webcast will be posted to the Company website at www.newfoundgold.ca when available.

Preliminary Economic Assessment Study 3D VRIFY Presentation

A 3D VRIFY presentation to accompany the webcast will be posted to the Corporation's website at www.newfoundgold.ca on July 22, 2025.

Qualified Persons

The Study has an effective date of June 30, 2025 and a technical report will be filed on SEDAR+ within 45 days. It was authored by independent QPs and is in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The QPs are David M. Robson, P.Eng. having overall responsibility for the study including capital and operating costs, infrastructure, and mining methods, Lance Engelbrecht, P.Eng. having responsibility for metallurgy, recovery methods and process plant operating costs. Pierre Landry, MSc, PGeo, is responsible for property description, geology, drilling, sampling and the mineral resource estimate. Sheldon Smith, P.Geo., of Stantec Consulting Ltd., is responsible for the environment and permitting aspects.

The technical content of this press release has been reviewed and approved by Keith Boyle, P.Eng., Chief Executive Officer of New Found Gold and a QP as defined in NI 43-101.

About New Found Gold Corp.

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial MRE and PEA at Queensway (see New Found Gold news release dated March 24, 2025 and July 21, 2025).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,450 ha project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes a 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Keith Boyle, P.Eng.
Chief Executive Officer
New Found Gold Corp.

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.
Vice President, Communications and Corporate Development
Phone: +1 (416) 910-4653
Email: contact@newfoundgold.ca

Follow us on social media at
https://www.linkedin.com/company/newfound-gold-corp
https://x.com/newfoundgold

Acknowledgements

New Found Gold acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

The PEA is preliminary in nature, it included inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized.

Forward-Looking Statement Cautions

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the interpretation of the results and benefits of the drilling program; future drilling and the timing and expected benefits thereof; the initial resource estimate; potential resource expansion; a preliminary economic assessment and the expected funding, timing and benefits thereof; assay results; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; future exploration and the focus and timing of same; the merits of the Queensway Project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the preliminary economic assessment, the results and timing of the preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this news release. These financial measures are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures, together with financial measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures are not necessarily standard and therefore may not be comparable to other issuers.

All-in Sustaining Cost

All in sustaining cost is a non-GAAP financial measure calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost measure complements existing measures and ratios reported by the Company.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. Sustaining operating costs represent expenditures expected to be incurred at the Project that are considered necessary to maintain production. Sustaining capital represents expected capital expenditures comprising mine development costs, including capitalized waste, and ongoing replacement of mine equipment and other capital facilities, and does not include expected capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements.